UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2013
Commission File Number 001-35704
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Seadrill Partners LLC
(Exact name of Registrant as specified in its Charter)
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2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London, W4 5YS
United Kingdom
(Address of principal executive office)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐         No   ☒

Seadrill Partners LLC
Report on Form 6-K For the quarterly period ended September 30, 2013
INDEX

PAGE
Management’s Discussion and Analysis of Financial Condition and Results of Operations	2
Important Information Regarding Forward-Looking Statements	18
Financial Statements (Unaudited)
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the three and nine months ended September 30, 2013 and 2012	F-1
Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2013 and December 31, 2012	F-2
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the nine months ended September 30, 2013 and 2012	F-3
Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Members’ Capital/Owners’ and Dropdown Companies' Equity for the nine months ended September 30, 2013 and 2012	F-4
Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements	F-5
EXHIBITS
SIGNATURES

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners LLC ("Seadrill Partners", the "Company", "we", "us") included in the Company's report on Form 6-K/A filed with the Securities and Exchange Commission ("SEC") on November 1, 2013 . Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The Consolidated and Combined Carve-out Financial Statements of Seadrill Partners have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.
Overview
Seadrill Partners is a growth-oriented limited liability company formed by Seadrill to own, operate and acquire offshore drilling rigs.

On October 24, 2012, we completed our initial public offering (the “IPO”) and in connection with the IPO, we issued 10,062,500 common units to the public at a price of $22.00 per common unit and issued to Seadrill 14,752,525 common units and 16,543,350 subordinated units. Seadrill Member LLC, a wholly-owned subsidiary of Seadrill that has a non-economic limited liability company interest in the Company, received all of our incentive distribution rights.

In connection with our IPO, we acquired (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through our 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. We control Seadrill Operating LP through our ownership of its general partner and Seadrill Capricorn Holdings LLC through our ownership of the majority of the limited liability company interests. Seadrill Operating LP owns a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor and an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC, a 100% interest in the entities that own and operate the West Capricorn.

On May 17, 2013, our wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill 100% of the ownership interests in the entities that own and operate the tender rig T-15. The T-15 is a barge-type, self-erecting tender rig built in 2013 by Cosco Nantong Shipyard Co. Limited. The T-15 was delivered under its current contract to its current customer, Chevron Thailand Exploration and Production Limited, a subsidiary of Chevron, in May 2013 and commenced operations in July 2013.
We refer to Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC collectively, as “OPCO.”
Our drilling rigs are under long-term contracts with major oil companies such as Chevron, Total, BP and ExxonMobil with an average remaining term of 3.5 years as of September 30, 2013.
Factors Affecting the Comparability of Future Results

•
We do not own all of the interests in OPCO. As a result, our cash flow does not include distributions on Seadrill’s interest in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of its ownership interest in OPCO are not included in our cash flow.

•
The size of OPCO’s fleet continues to change. Our Consolidated and Combined Carve-Out Financial Statements reflect changes in the size and composition of OPCO’s fleet due to certain rig deliveries and contract commencement dates. For instance West Capricorn was delivered from the shipyard at the end of 2011, and the contract commencement date occurred in July 2012.

Furthermore, we acquired the tender rig T-15 from Seadrill on May 17, 2013 and the T-15 contract commencement occurred in July 2013. In addition, in October 2013, we acquired the tender rig T-16 from Seadrill. In the future, we or OPCO may grow in the future through the acquisition of additional drilling rigs as part of our growth strategy.

A.	Operating Results
Three Months Ended September 30, 2013 compared to Three Months Ended September 30, 2012
The following table summarizes our operating results for the three months ended September 30, 2013 and 2012:

($ in millions)	Three months ended September 30,		Increase/Decrease
	2013	2012	$	%
Operating revenues
Contract revenues	$161.5	$147.3	$14.2	9.6%
Reimbursable revenues	2.6	2.7	(0.1)	(3.7)%
Other revenues	0.6	5.0	(4.4)	(88.0)%
Total operating revenues	164.7	155.0	9.7	6.3%

Operating expenses
Vessel and rig operating expenses	66.1	59.9	6.2	10.4%
Reimbursable expenses	2.3	2.4	(0.1)	(4.2)%
Depreciation and amortization	23.7	22.0	1.7	7.7%
General and administrative expenses	9.2	4.3	4.9	114.0%
Total operating expenses	101.3	88.6	12.7	14.3%

Net operating income	63.4	66.4	(3.0)	(4.5)%

Financial items
Interest income	0.8	0.0	0.8	100.0%
Interest expenses	(14.1)	(12.2)	(1.9)	15.6%
(Loss)/Gain on derivative financial instruments	(5.5)	(2.2)	(3.3)	150.0%
Foreign currency exchange gain/(loss)	1.2	(0.5)	1.7	(340.0)%
Total financial items	(17.6)	(14.9)	(2.7)	18.1%

Income before income taxes	45.8	51.5	(5.7)	(11.1)%

Income taxes	(1.3)	(10.8)	9.5	(88.0)%
Net income	$44.5	$40.7	$3.8	9.3%

Contract Revenues
Contract revenue increased by $14.2 million, or 9.6%, to $161.5 million, for the three months ended September 30, 2013, from $147.3 million for the three months ended September 30, 2012. The increase was primarily due to the T-15 commencing operations in July 2013 and contributing contract revenues of $11.6 million for the three months ended September 30, 2013. West Capricorn achieved better economic utilization during the three months ended September 30, 2013, with an increase of $7.0 million in contract revenues. This was offset by a decrease in total of $6.0 million in contract revenues for the West Aquarius. During the quarter ended September 30, 2013 the West Aquarius achieved better economic utilization compared to the comparative period in 2012, resulting in higher contract revenues. This was offset by a reduction in contract revenues for the three months ended September 30, 2013 as a result of the Company's entry into a settlement with Exxon Mobil related to an agreement to non-payment during the recent mobilization period of the West Aquarius, as a result of the time needed to complete modifications and repairs in order to meet regulatory requirements. As a result of this settlement, we reduced contract revenues by $22.1 million net of local taxes.

The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Three months ended September 30,
	2013		2012
	Average Daily Revenues (USD)(1)	Economic Utilization(2)	Average Daily Revenues (USD)	Economic Utilization(2)
Semi‑submersible rigs	$482,150	93.6%	$351,900	70.9%
Drillship	$569,400	100.0%	$563,900	100.0%
Tender rig	$167,900	100.0%	$205,000	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues
Reimbursable revenue decreased by $0.1 million or 3.7%, to $2.6 million for the three months ended September 30, 2013, from $2.7 million in the three months ended September 30, 2012.
Other revenues
Other revenue decreased by $4.4 million, or 88.0% to $0.6 million, for the three months ended September 30, 2013, from $5.0 million for the three months ended September 30, 2012. We earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig. The decrease was due to the fact that the West Polaris rig was not operating in Nigeria during the three months ended September 30, 2013 compared to three months of operations in the same period in 2012.
Rig Operating Expenses
Rig operating expenses increased by $6.2 million, or 10.4%, to $66.1 million in the three months ended September 30, 2013, from $59.9 million in the three months ended September 30, 2012. The increase was primarily due to the T-15 commencing operations during the three months ended September 30, 2013, and the West Capricorn which had lower operating expenses in the comparative period in 2012 as operations started towards the end of July 2012, this accounted for an increase of $4.1 million and $3.2 million respectively. This was partly offset by a decrease in operating expenses related to the West Polaris (See Other Revenues and Related Parties note).
Reimbursable Expenses
Reimbursable expenses decreased by $0.1 million, or 4.2%, to $2.3 million for the three months ended September 30, 2013, from $2.4 million in the three months ended September 30, 2012.
Depreciation and Amortization
Depreciation and amortization expenses increased by $1.7 million, or 7.7%, to $23.7 million for the three months ended September 30, 2013, from $22.0 million for the three months ended September 30, 2012. The increase was primarily due to the T-15 commencing operations in July 2013 and therefore there was no depreciation expense included in the comparable 2012 period for the T-15.

General and Administrative Expenses
General and administrative expenses increased by $4.9 million, or 114.0%, to $9.2 million for the three months ended September 30, 2013, from $4.3 million for the three months ended September 30, 2012. The increase was primarily due to higher spending as part of the T-15 commencing operations in July 2013 and higher public company expenses in 2013.

Interest Expense
Interest expense increased by $1.9 million, or 15.6%, to $14.1 million for the three months ended September 30, 2013, from $12.2 million for the three months ended September 30, 2012. The increase is primarily due to interest on the $440 million secured credit facility for the T-15.

Other Financial Items

Other financial items reported in the income statement include the following items:

(US$ millions)	Three months ended September 30,
	2013	2012
Interest income	$0.8	$—
Loss on derivative financial instruments	(5.5)	(2.2)
Foreign currency exchange gain/(loss)	1.2	(0.5)
Total other financial items	$(3.5)	$(2.7)

Other financial items increased by $0.8 million to a loss of $3.5 million in the three months ended September 30, 2013, compared to a loss of $2.7 million in the same period in 2012. The change was mainly driven by a recognized loss from derivative instruments of $5.5 million in the 2013 period compared to a loss of $2.2 million in the same period in 2012, due to changes in fair value of the interest swaps held by Seadrill and attributable to the Company by way of a back to back agreement with Seadrill in proportion to the variable interest debt relating to the West Capella, the West Aquarius, the West Capricorn, the West Vencedor and the T-15. As of September 30, 2013, 92.5% of total debt obligations for the Company had associated interest rate swap agreements.

Income Taxes
Income taxes decreased by $9.5 million, or 88.0%, to $1.3 million for the three months ended September 30, 2013, from $10.8 million for the three months ended September 30, 2012. The decrease was primarily caused by the West Aquarius revenue reduction (please see Contract Revenues) which reduced our tax position in Canada.

Nine Months Ended September 30, 2013 compared to Nine Months Ended September 30, 2012
The following table summarizes our operating results for the nine months ended September 30, 2013 and 2012:

($ in millions)	Nine months ended September 30,		Increase/Decrease
	2013	2012	$	%
Operating revenues
Contract revenues	$481.6	$409.3	$72.3	17.7%
Reimbursable revenues	10.3	7.2	3.1	43.1%
Other revenues	5.8	13.5	(7.7)	(57.0)%
Total operating revenues	497.7	430.0	67.7	15.7%

Operating expenses
Vessel and rig operating expenses	189.5	148.6	40.9	27.5%
Reimbursable expenses	9.6	6.5	3.1	47.7%
Depreciation and amortization	67.6	52.9	14.7	27.8%
General and administrative expenses	21.2	18.1	3.1	17.1%
Total operating expenses	287.9	226.1	61.8	27.3%

Net operating income	209.8	203.9	5.9	2.9%

Financial items
Interest income	2.2	1.2	1.0	83.3%
Interest expenses	(38.9)	(30.1)	(8.8)	29.2%
(Loss)/Gain on derivative financial instruments	23.1	(12.7)	35.8	(281.9)%
Foreign currency exchange gain/(loss)	0.2	(1.9)	2.1	(110.5)%
Total financial items	(13.4)	(43.5)	30.1	(69.2)%

Income before income taxes	196.4	160.4	36.0	22.4%

Income taxes	(13.3)	(26.6)	13.3	(50.0)%
Net income	$183.1	$133.8	$49.3	36.8%

Contract Revenues
Contract revenue increased by $72.3 million, or 17.7%, to $481.6 million, for the nine months ended September 30, 2013, from $409.3 million for the nine months ended September 30, 2012. The increase was primarily due to the West Capricorn commencing operations during July 2012, with a contribution of $129.5 million for the nine months ended September 30, 2012. T-15 also commenced operation in July 2013 giving a contribution of $11.6 million for the nine months ended September 30, 2012. This was partly offset by a decrease of $20.8 million in contract revenues for the West Aquarius. During the nine month period ended ended September 30, 2012 the West Aquarius achieved better economic utilization compared to the comparative period in 2012, resulting in higher contract revenues. This was offset by a reduction in contract revenues for the nine months ended September 30, 2012 as a result of the Company's entry into a settlement with Exxon Mobil related to an agreement to non-payment during the recent mobilization period of the West Aquarius, as a result of the time needed to complete modifications and repairs in order to meet regulatory requirements. As a result of this settlement, we reduced contract revenues by $22.1 million net of local taxes.

The following table summarizes average daily revenues and economic utilization percentage by drilling rig type of OPCO’s fleet for the periods presented:

	Nine months ended September 30,
	2013		2012
	Average Daily Revenues (USD)(1)	Economic Utilization(2)	Average Daily Revenues (USD)	Economic Utilization(2)
Semi‑submersible rigs	$472,050	92.0%	$427,725	79.1%
Drillship	$547,200	98.0%	$544,967	99.5%
Tender rig	$166,500	100.0%	$210,700	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received divided by the full operating dayrate multiplied by the number of days in the period, excluding bonuses.

Reimbursable Revenues
Reimbursable revenue increased by $3.1 million, or 43.1%, to $10.3 million for the nine months ended September 30, 2013, from $7.2 million in the nine months ended September 30, 2012. The increase was mainly due to the West Aquarius mobilizing to Canada, as well as certain client-requested upgrades to the West Aquarius.
Other revenues
Other revenue decreased by $7.7 million, or 57.0% to $5.8 million, for the nine months ended September 30, 2013, from $13.5 million for the nine months ended September 30, 2012. We earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig. The decrease was due to the fact that the West Polaris rig operated in Nigeria for only a short period during the nine months ended September 30, 2013 compared to nine months of operations in the same period in 2012.
Rig Operating Expenses
Rig operating expenses increased by $40.9 million, or 27.5%, to $189.5 million in the nine months ended September 30, 2013, from $148.6 million in the nine months ended September 30, 2012. This increase was primarily due to the West Capricorn commencing operations in July 2012, and the West Aquarius operating in Canada in 2013 with higher personnel and start-up costs, and also the effect of the bareboat charters, which accounted for an increase of $27.9 million and $10.4 million, respectively. The T-15 commenced operations in July 2013 and accounted for an increase of $4.1 million This was partly offset by a decrease in operating expenses related to the West Polaris (See Other Revenues and Related Parties note).
Reimbursable Expenses
Reimbursable expenses increased by $3.1 million, or 47.7%, to $9.6 million for the nine months ended September 30, 2013, from $6.5 million in the nine months ended September 30, 2012. The increase was mainly due to the West Aquarius mobilizing to Canada and expenses incurred as part of a client-requested upgrade to the West Aquarius.
Depreciation and Amortization
Depreciation and amortization expenses increased by $14.7 million, or 27.8%, to $67.6 million for the nine months ended September 30, 2013, from $52.9 million for the nine months ended September 30, 2012. The increase was primarily due to the West Capricorn commencing operations in July 2012 and the T-15 commencing operations in July 2013 and therefore there was no depreciation expense included in the comparable 2012 period for the T-15 and approximately two months of depreciation expense for the West Capricorn.

General and Administrative Expenses
General and administrative expenses increased by $3.1 million, or 17.1%, to $21.2 million for the nine months ended September 30, 2013, from $18.1 million for the nine months ended September 30, 2012. The increase was primarily due to higher spending as part of the West Capricorn commencing operations in July 2012, T-15 commencing operations in July 2013 and setting up a new office in Canada for the West Aquarius in 2012 which did not occur in 2013.
Interest Expense
Interest expense increased by $8.8 million, or 29.2%, to $38.9 million for the nine months ended September 30, 2013, from $30.1 million for the nine months ended September 30, 2012. The increase is primarily due to interest on the $550 million secured credit facility for the West Capricorn, which commenced operations July 2012 and due to interest on the $440 million secured credit facility for the T-15. Additionally, the increase can also be attributed to the commitment fee expense for the undrawn balance of the revolving credit facility with Seadrill. This facility was entered into at the time of our IPO in October 2012.

Other Financial Items

Other financial items reported in the income statement include the following items:

(US$ millions)	Nine months ended September 30,
	2013	2012
Interest income	$2.2	$1.2
Gain/(Loss) on derivative financial instruments	23.1	(12.7)
Foreign currency exchange gain/(loss)	0.2	(1.9)
Total other financial items	$25.5	$(13.4)

Other financial items improved by $38.9 million to a gain of $25.5 million in the nine months ended September 30, 2013, from a loss of $13.4 million in the same period in 2012. The change was mainly driven by a gain from derivative instruments of $23.1 million in the nine months ended September 30, 2013 compared to a loss of $12.7 million in the same period in 2012. The increase relates to the change in fair value of the interest swaps held by Seadrill and attributable to the Company by way of a back to back agreement with Seadrill, in proportion to the variable interest debt relating to the West Capella, the West Aquarius, the West Capricorn, the West Vencedor and the T-15. As of September 30, 2013, 92.5% of total debt obligations for the Company had associated interest rate swap agreements.

Income Taxes
Income taxes decreased $13.3 million, or 50.0%, to $13.3 million for the nine months ended September 30, 2013, from $26.6 million for the nine months ended September 30, 2012. The decrease was primarily caused by the West Aquarius moving from South-East Asia to Canada during 2012, and the resulting change in taxable income and tax rates.

B. Liquidity and Capital Resources
Liquidity and Cash Needs
We operate in a capital‑intensive industry, and our primary liquidity needs are to finance the purchase of additional drilling rigs and other capital expenditures, service our significant debt, fund investments (including the equity portion of investments in drilling rigs), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. We expect to fund our short‑term liquidity needs through a combination of cash generated from operations and debt and equity financings.
As of September 30, 2013, our cash and cash equivalents were $71.8 million, compared to $19.5 million as of December 31, 2012. In connection with the closing of our IPO, OPCO entered into a five‑year $300 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. As of September 30, 2013, we have drawn down $75.9 million from this facility. We believe our current resources, including the potential borrowings under the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for at least the next twelve months. Generally, our long‑term sources of funds will be a combination of cash generated from operations, debt, equity financing and borrowings from and leasing arrangements with commercial banks. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.
Our funding and treasury activities are intended to maintain appropriate liquidity. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in Euros and Nigerian Naira. We have not entered into any foreign currency derivatives related to the Euro or Naira in the periods presented.
As OPCO’s fleet matures and expands, long‑term maintenance expenses will likely increase. We are not aware of any regulatory changes or environmental liabilities that would have a material impact on our or OPCO’s current or future operations.
As of September 30, 2013 and December 31, 2012, our current liabilities exceeded current assets by $519.9 million  and $192.0 million, respectively. This is primarily due to one of our debt facilities maturing in June 2014, and therefore being presented as part of our Current liabilities in the amount of $490.8 million. We intend to refinance these loans in due course, and have received indicative offers from commercial banks. We expect the facility to be refinanced before maturity in June 2014.
For the periods prior and subsequent to our IPO, the historic financial positions of OPCO, historic interaction between OPCO and the Seadrill group, and that amounts due to and due from OPCO to other Seadrill entities are recognized within owner’s equity in the Consolidated and Combined Carve-Out Financial Statements. Because Seadrill used a centralized cash management system, whereby cash held at a subsidiary level was swept on a daily basis into a centralized treasury function at Seadrill, intercompany payables and receivables outstanding for the periods presented prior to our IPO have been deemed to have been treated as equity by OPCO.
OPCO’s participation in the Seadrill group’s centralized cash management system was discontinued at the completion of our IPO.

Cash Flows

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $253.6 million and $111.8 million for the nine months ended September 30, 2013 and 2012, respectively. The main drivers for the cash flow for the nine months ended September 30, 2013 were net income of $183.1 million and working capital changes of $71.1 million. For the nine months ended 2012, the cash flow from operations was mainly driven by net income of $133.8 million.
Net Cash Used in Investing Activities
Net cash used in investing activities was $49.3 million and $89.0 million for the nine months ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013, $23 million relates to costs of construction related to the T-15 rig and $25 million relates to additions to the other drilling units. $76 million for the comparable period in 2012 relates to the T-15 newbuild and $13 million relates to additional costs for the West Capricorn and West Aquarius.
Net Cash Used in Financing Activities
Prior to the date of our IPO, long-term debt as presented in the Consolidated and Combined Carve-Out Financial Statements had been allocated from Seadrill, as Seadrill managed the treasury activities with the purpose of maximizing returns while maintaining appropriate liquidity for the Seadrill group’s requirements. As a result of this and the principles applied to allocate debt, the movements in debt may not be indicative of actual debt movements if OPCO had been operating as a standalone entity.

Net cash used in financing activities was $152.0 million and $18.4 million during the nine months ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013, net cash used in financing activities of $152.0 million relates to repayments of debt of $229.0 million, cash distributions of $107.8 million and a deemed distribution to Seadrill of $76.1 million as part of the T-15 acquisition, which was partly offset by receipt of owner’s funding of $31.8 million, proceeds from related party loans of $119.6 million and T-15 vendor financing of $109.5 million. Net cash used in financing activities in the comparable period of 2012 of $18.4 million, relates to repayments of rig facilities of $137.9 million and receipt of owners funding of $119.5 million.

Net Increase/(Decrease) in Cash and Cash Equivalents
As a result of the foregoing, cash and cash equivalents increased in the nine months ended September 30, 2013 by $52.1 million to $71.8 million, compared to $19.7 million as of September 30, 2012.

Borrowing Activities
Rig Financing Agreements
Seadrill financed the acquisitions of the drilling rigs in OPCO’s fleet with borrowings under credit agreements.
We refer to the West Capricorn Facility, the West Vencedor Facility and the West Capella & West Aquarius Facility and T-15 Facility collectively as the Rig Facilities. September 30, 2012, each of OPCO’s subsidiaries that own the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, or the rig owning subsidiaries, entered into related party loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and $295.3 million corresponding to the aggregate principal amount outstanding under the Rig Facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. On May 17, 2013, the entities that own and operate the T-15 entered into a loan agreement with Seadrill in the amount of $100.5 million corresponding with the aggregate principal amount outstanding under the T-15 Facility. Pursuant to the related party loan agreements, each rig owning subsidiary makes payments of principal and interest directly to Seadrill under each Rig Facility, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under such Rig Facility that are allocable to the West Capricorn, the West Vencedor, the West Aquarius, the West Capella and the T-15, as applicable.
In December 2011, Seadrill entered into a $550 million senior secured term loan and revolving credit facility, in part to fund the delivery of the West Capricorn. We refer to this secured term loan and revolving credit facility as the West Capricorn Facility. The West Capricorn was pledged to secure Seadrill’s obligations under the West Capricorn Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Capricorn under such facility. The revolving credit facility portion of the West Capricorn Facility and the commercial term loan portion of the West Capricorn Facility bears interest at a rate of LIBOR plus a margin ranging between 1.5% and 2.25% and will mature in December 2017. In connection with our IPO, Seadrill amended and restated the West Capricorn Facility to allow for the transfer of the West Capricorn to OPCO and to provide for Seadrill Capricorn Holdings and its subsidiaries that, directly or indirectly, own the West Capricorn and Seadrill US Gulf LLC to guarantee the obligations under the West Capricorn Facility. The outstanding balance as of September 30, 2013, was $453.8 million.
In June 2010, Seadrill entered into a $1.2 billion senior secured term loan in part to fund the delivery of the West Vencedor. We refer to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill’s obligations under the West Vencedor Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiary that owns the West Vencedor under such facility. The West Vencedor Facility bears interest at a rate of LIBOR plus 2.25% and will mature in July 2015. In connection with our IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Vencedor to guarantee the obligations under the West Vencedor Facility. The outstanding balance as of September 30, 2013 allocable to the West Vencedor, was $94.6 million.
In June 2009, Seadrill entered into a $1.5 billion senior secured credit facility in part to fund the acquisition of the West Capella and the West Aquarius. We refer to this secured credit facility as the West Capella & West Aquarius Facility. The West Capella and the West Aquarius were pledged to secure Seadrill’s obligations under the West Capella & West Aquarius Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiaries that own the West Capella and the West Aquarius under such facility. The West Capella & West Aquarius Facility bears interest at a rate of LIBOR plus 3.25% and will mature in June 2014, and the outstanding balance has therefore been classified as current on our balance sheet as of September 30, 2013. In connection with our IPO, Seadrill amended and restated the West Capella & West Aquarius Facility to allow for the transfer of the West Capella and the West Aquarius to OPCO and to provide for Seadrill Operating LP and its subsidiaries that, directly or indirectly, own the West Capella and the West Aquarius and Seadrill Canada Ltd. to guarantee the obligations under the West Capella & West Aquarius Facility. The outstanding balance as of September 30, 2013 allocable to the West Capella and West Aquarius, was $463.5 million.
In December 2012, Seadrill entered into a $440 million secured term loan facility in part to fund the acquisition of the tender barge T-15. We refer to this loan facility as the T-15 Facility. The T-15 was pledged to secure Seadrill’s obligations under the T-15 Facility. Seadrill’s obligations under such facility could exceed the indebtedness of OPCO and its subsidiaries that own the T-15 under such facility. The T-15 Facility bears interest at a rate of LIBOR plus 3.25% and will mature in December 2017. Seadrill amended and restated the T-15 Facility to allow for the transfer of the T-15 and for Seadrill Partners Operating LLC and its subsidiaries that, directly or indirectly, own the T-15 to guarantee the obligations under the T-15 Facility. The outstanding balance as of September 30, 2013 allocable to the T-15, was $95.5 million.
On May 17, 2013, Seadrill Partners Operating entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15 (the “T-15 loan agreement”). The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.
Interest Rates, Fees and Payments. The Rig Facilities bear interest at LIBOR plus an applicable margin (as defined in the applicable Rig Facility) and mandatory costs (if any), both of which accrue and are payable every three months. In addition, a commitment fee of 40% of the applicable margin is payable quarterly in arrears and on the final maturity date or termination date for each of the Rig Facilities. As all of the Rig Facilities are fully drawn, we do not expect to pay a commitment fee on these facilities.
Each of the Rig Facilities amortizes the outstanding borrowed amounts over the term of such facility. At maturity, each of the Rig Facilities will terminate and all outstanding amounts there under will be due and payable, including balloon payments of $275.0 million for the West Capricorn Facility in December 2017, $71.5 million for the West Vencedor Facility in June 2015 and $409.0 million for the West Capella & West Aquarius Facility in June 2014 and $55.3 million for the T-15 facility in December 2017.
Restrictive Covenants. The Rig Facilities contain various customary covenants that may limit, among other things, the ability of the borrower to:

•	sell the applicable drilling rig;

•	incur additional indebtedness or guarantee other indebtedness;

•	make investments or acquisitions;

•	pay dividends or make any other distributions if an event of default occurs; or

•	enter into inter-company charter arrangements for the drilling rigs not contemplated by the applicable Rig Facility.
The Rig Facilities also contain financial covenants requiring Seadrill Limited to:

•	maintain a minimum liquidity of at least $155 million within the group;

•	ensure that the consolidated ratio of net debt to EBITDA for Seadrill and its subsidiaries does not exceed 4.5 to 1.0;

•	ensure that the consolidated ratio of EBITDA to interest expenses for Seadrill and its subsidiaries be a minimum of 2.5 to 1.0;

•	ensure that the consolidated ratio of current assets to current liabilities for Seadrill and its subsidiaries be a minimum of 1.0 to 1.0; and

•	ensure that the consolidated ratio of equity to total assets for Seadrill and its subsidiaries be a minimum of 30%.
The Rig Facilities also identify various events that may trigger mandatory reduction, prepayment, and cancellation of the facility including, among others, the following:

•	total loss or sale of a drilling rig securing a Rig Facility;

•
cancellation or termination of any existing charter contract or satisfactory drilling contract (in the case of the West Capricorn Facility if a new contract is not entered into within 12 months after the cancellation or termination of such contract); and

•	a change of control.
Seadrill was in compliance with the covenants under the Rig Facilities as of September 30, 2013 and December 31, 2012. In addition, we and OPCO were each in compliance with the covenants contained in the related party loan agreement as of September 30, 2013 and December 31, 2012. We and Seadrill also intend to amend these restrictive covenants in connection with any assignment or amendment of the Rig Facilities.
The Rig Facilities contain customary events of default, such as failure to repay principal and interest, and other events of defaults, such as:

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by both Seadrill and its subsidiaries and by us;

•	failure by Seadrill or by us to remain listed on a stock exchange;

•	the occurrence of a material adverse change;

•	revocation, termination, or modification of any authorization, license, consent, permission, or approval as necessary to conduct operations as contemplated by the applicable Rig Facility; and

•
the destruction, abandonment, seizure, appropriation or forfeiture of property of the guarantors or Seadrill and its subsidiaries, or the limitation by seizure, expropriation, nationalization, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority, of the authority or ability of Seadrill or any subsidiary thereof to conduct its business, which has or reasonably may be expected to have a material adverse effect.

If an event of default exists under any of the Rig Facilities, the lenders have the ability to accelerate the maturity of the applicable Rig Facility and exercise other rights and remedies. In addition, if Seadrill were to default under one of its other financing agreements, it could cause an event of default under each of the Rig Facilities. Further, because OPCO’s drilling rigs are pledged as security for Seadrill’s obligations under the Rig Facilities, lenders thereunder could foreclose on OPCO’s drilling rigs in the event of a default thereunder.
Credit Facility
OPCO entered into a $300 million amended and restated revolving loan agreement with Seadrill as the lender (the “sponsor credit facility”). Under this sponsor credit facility, Seadrill Operating LP has a borrowing limit of $250 million, Seadrill Capricorn Holdings LLC has a borrowing limit of $150 million and Seadrill Partners Operating LLC has a borrowing limit of $150 million; provided that the total borrowings outstanding at any time may not exceed $300 million. The sponsor credit facility will mature on October 24, 2017 and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. As of September 30, 2013, $224.1 million was undrawn under the sponsor credit facility.
The sponsor credit facility contains covenants that require us to, among other things:

•	notify Seadrill of the occurrence of any default or event of default; and

•
provide Seadrill with information in respect of our business and financial status as Seadrill may reasonably require, including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements

As of September 30, 2013, OPCO was in compliance with all covenants under the sponsor credit facility.
Events of default under the sponsor credit facility include, among others, the following:

•	failure to pay any sum payable under the sponsor credit facility when due;

•	breach of certain covenants and obligations of the sponsor credit facility;

•	a material inaccuracy of any representation or warranty;

•	default under other indebtedness in excess of $25.0 million;

•	bankruptcy or insolvency events; and

•
commencement of proceedings seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of OPCO’s assets that results in an entry of an order for any such relief that is not vacated, discharged, stayed or bonded pending appeal within 60 days of the entry thereof.

Derivative Instruments and Hedging Activities
We use financial instruments to reduce the risk associated with fluctuations in interest rates. These agreements do not qualify for hedge accounting and any changes in the fair values of interest rate swap agreements are included in the Consolidated and Combined Statement of Operations within Financial Items.

Interest-rate swap agreements: Total realized and unrealized gain on interest-rate swap agreements not qualified for hedge accounting, amounted to $23.1 million for the nine months ended September 30, 2013.
As of September 30, 2013, we and our consolidated subsidiaries had entered into interest rate swap contracts with Seadrill with a combined outstanding principal amount of $1,126.3 million at rates between 0.739% per annum and 1.380% per annum. The overall effect of these swaps is to fix the interest rate on $1,216.9 million of floating rate debt at a weighted average interest rate 1.16% per annum. As of September 30, 2013, our interest swaps represent approximately 92.5% of debt obligations. The swaps were entered into by Seadrill, with back to back agreements entered into with Seadrill Partners.
We receive part of our revenue in both Nigerian Naira and Euros. Because we incur operating costs related to the West Capella in Nigerian Naira, we are able to offset a portion of our foreign currency exposure with respect to revenues earned in Nigerian Naira. Depending on the level of our currency exposure, we may in the future enter into derivative instruments to manage currency risk.
Critical Accounting Estimates
The preparation of our condensed consolidated and combined carve-out interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
For a description of our other material accounting policies that involve a higher degree of judgement, please read Note 2 (Summary of Significant Accounting Policies) of our Consolidated and Combined Financial Statements included in our Amended 6-K/A filed with the SEC.
Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as of September 30, 2013:

($ in millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations	$1,216.9	$545.1	$616.5	$55.3	—
Interest expense commitments on long-term debt obligations (1)	64.3	29.1	35.2	0.0	—
Commitment fee on undrawn facility (2)	18.2	4.5	12.3	1.4	—
Sponsor Credit Facility	75.9	—	—	75.9	—
Management and administrative services provided by Seadrill Management	10.0	2.0	4.0	4.0	—
Total	$1,385.3	$580.7	$668.0	$136.6	—

1.
Our interest commitment on our long-term debt is calculated based on an assumed average U.S. Dollar 3 month LIBOR of 0.28% and taking into account the various applicable margin rates associated with each facility.

2.	The $300 million revolving credit facility with Seadrill incurs a commitment fee on the undrawn balance of 2% per annum.

Quantitative and Qualitative Disclosures About Market Risk
We are exposed to various market risks, including interest rate, foreign currency exchange, retained risk and concentration of credit risks. We may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of September 30, 2013, we and our consolidated subsidiaries had entered into interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $1,126.3 million at rates between 0.739% per annum and 1.380% per annum. The swap agreements mature between November 2017 and December 2022. The gain recognized on our interest rate swaps for the nine months ended September 30, 2013, was $23.1 million. The interest rate swap agreements were entered in to by Seadrill Limited as Borrower.

As of September 30, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $1,216.9 million, compared with $1,292.7 million as of September 30, 2012. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $12.2 million on an annual basis as of September 30, 2013, as compared to $12.9 million in 2012.

The fair values of our interest rate swaps as of September 30, 2013 and 2012 were as follows:

	September 30, 2013		September 30, 2012
(In millions of US dollars)	Outstanding principal	Fair Value	Outstanding Principal	Fair Value
Current assets - Amount due from related party	$1,126.3	$30.7	—	—
For disclosure of the fair value of the derivatives and debt obligations outstanding as of September 30, 2013, please read Note 9 of the Consolidated and Combined Carve-Out Financial Statements included elsewhere in this Form 6-K.

Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Foreign Currency Fluctuation Risks
OPCO and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. Accordingly, our reporting currency is also U.S. Dollars. We do, however, earn revenue and incur expenses in other currencies and there is a risk that currency fluctuations could have an adverse effect on the value of our cash flows. We are exposed to some extent in respect of the West Vencedor, which receives approximately 28% of its dayrate in Euros. In addition, we receive 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of our exposure to Nigerian Naira as a portion of our operating costs are denominated in Nigerian Naira. A 10% appreciation or depreciation in the exchange rate of Euros against the U.S. Dollar would increase or decrease OPCO’s revenue by $2.4 million. Our foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss)” ; and

•	the impact of fluctuations in exchange rates on the reported amounts of our revenues and expenses which are denominated in foreign currencies

We do not use foreign currency forward contracts.

Retained Risk
Physical Damage Insurance. Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to OPCO’s fleet.

We retain the risk for the deductibles relating to physical damage insurance on OPCO’s fleet. The deductible is currently a maximum of $5 million per occurrence.

Loss of Hire Insurance. Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges us for the cost related to OPCO’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to between 210 and 290 days. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. Based on an overall risk assessment in 2013, Seadrill Management decided not to purchase loss of hire insurance for the T-15. This means that if the T-15 is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

Protection and Indemnity Insurance. Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and T-15 and up to $500 million per event and in the aggregate for each of the West Aquarius, the West Capricorn and the West Capella.

OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Credit Risk
The market for OPCO’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of our customers are performed and generally we do not require collateral in our business agreements. Reserves for potential credit losses are maintained when necessary.

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period September 30, 2013 contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	our distribution policy and our ability to make cash distributions on our units or any increases in distributions;

•	our ability to integrate and realize the expected benefits from acquisitions;

•	our ability to borrow under the $300 million sponsor credit facility between OPCO, as borrower, and Seadrill, as lender;

•	future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the failure of OPCO’s drilling rigs to perform satisfactorily or to our expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling rigs;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	severe weather events and natural disasters;

•	our ability to meet any future capital expenditure requirements;

•	our ability to maintain operating expenses at adequate and profitable levels;

•	incurrence of cost overruns in the maintenance or other work performed on OPCO’s drilling rigs;

•	our ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	our ability to purchase drilling rigs, including from Seadrill in the future;

•	increasing our ownership interest in OPCO;

•	delay in payments by, or disputes with OPCO’s customers under its drilling contracts;

•	OPCO’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	OPCO’s ability to re-deploy its drilling rigs upon termination of its existing drilling contracts at profitable dayrates;

•	our ability to respond to new technological requirements in the areas in which we operate;

•	the occurrence of any accident involving OPCO’s drilling rigs or other drilling rigs in the industry;

•
changes in governmental regulations that affect us or OPCO and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	increased competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling rigs in the areas in which OPCO currently operates;

•	the increased availability on a timely basis of drilling rigs, supplies, personnel and oil field services in the areas in which OPCO operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	our or OPCO’s ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•
our incremental general and administrative expenses as a publicly traded limited liability company and our fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of our company and distributions to our unitholders;

•	future sales of our units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	our business strategy and other plans and objectives for future operations.
All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Seadrill Partners LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF OPERATIONS
for the three and nine months ended September 30, 2013 and 2012
(In US$ millions, except per unit amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Operating revenues
Contract revenues	$161.5	$147.3	$481.6	$409.3
Reimbursable revenues	2.6	2.7	10.3	7.2
Other revenues	0.6	5.0	5.8	13.5
Total operating revenues	164.7	155.0	497.7	430.0

Operating expenses
Vessel and rig operating expenses	66.1	59.9	189.5	148.6
Reimbursable expenses	2.3	2.4	9.6	6.5
Depreciation and amortization	23.7	22.0	67.6	52.9
General and administrative expenses	9.2	4.3	21.2	18.1
Total operating expenses	101.3	88.6	287.9	226.1

Net operating income	63.4	66.4	209.8	203.9

Financial items
Interest income	0.8	—	2.2	1.2
Interest expenses	(14.1)	(12.2)	(38.9)	(30.1)
Gain/ (loss) on derivative financial instruments	(5.5)	(2.2)	23.1	(12.7)
Foreign currency exchange gain/(loss)	1.2	(0.5)	0.2	(1.9)
Total financial items	(17.6)	(14.9)	(13.4)	(43.5)

Income before income taxes	45.8	51.5	196.4	160.4

Income taxes	(1.3)	(10.8)	(13.3)	(26.6)
Net income	$44.5	$40.7	$183.1	$133.8

Net income attributable to Seadrill Partners LLC members	$14.2	$40.7	$56.1	$133.8
Net income attributable to the non-controlling interest	$30.3	—	$127.0	—

Earnings per unit (basic and diluted)
Common unitholders	0.48	—	1.38	—
Subordinated unitholders	0.13	—	1.32	—

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

Seadrill Partners LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET
as of September 30, 2013 and December 31, 2012
(In US$ millions, except per unit amounts)

	September 30, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents	$71.8	$19.5
Accounts receivables, net	191.8	134.1
Mobilization revenue receivable – short-term	16.6	13.6
Amount due from related party	49.2	39.6
Other current assets	20.3	34.5
Total current assets	349.7	241.3

Non-current assets
Newbuildings	—	112.0
Drilling units	2,196.7	2,103.0
Mobilization revenue receivable – long-term	48.0	49.4
Deferred tax assets	2.5	0.6
Other non-current assets	4.0	9.2
Total non-current assets	2,251.2	2,274.2
Total assets	$2,600.9	$2,515.5

LIABILITIES AND MEMBERS’ CAPITAL/OWNERS' AND DROPDOWN COMPANIES' EQUITY
Current liabilities
Current portion of long-term related party payable	545.1	235.6
Related party revolving credit facility	75.9	—
Trade accounts payable and accruals	26.9	28.3
Deferred mobilization revenue – short-term	20.1	19.9
Related party payable	177.6	122.2
Other current liabilities	24.0	27.3
Total current liabilities	869.6	433.3

Non-current liabilities
Long-term related party payable	671.8	1,057.1
Deferred mobilization revenue – long-term	44.9	41.1
Other non-current liabilities	—	0.4
Total non-current liabilities	716.7	1,098.6

Equity
Dropdown companies' Equity	—	8.7
Members’ Capital:
Common unitholders (24,815,025 units issued and outstanding)	193.3	208.2
Subordinated unitholders (issued 16,543,350 units issued and outstanding)	79.7	89.6
Total Members’ capital/Owner’s equity	273.0	306.5
Non-controlling interest	741.6	677.1
Total equity	1,014.6	983.6
Total liabilities and equity	$2,600.9	$2,515.5

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

Seadrill Partners LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2013 and 2012
(In US$ millions, except per unit amounts)

	Nine months ended September 30,
	2013	2012

Cash Flows from Operating Activities
Net income	$183.1	$133.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	67.6	53.1
Amortization of deferred loan charges	4.8	4.8
Amortization of mobilization revenue	(15.4)	(13.3)
Unrealized (gain)/ loss related to derivative financial instruments	(30.7)	12.7
Payment for long term maintenance	—	(1.0)
Deferred income tax (benefit)/expense	(1.9)	0.4
West Aquarius settlement	(25.0)	—

Changes in operating assets and liabilities, net of effect of acquisitions
Mobilization fees received from customers	19.4	66.0
Trade accounts receivable	(32.7)	(71.0)
Mobilization revenue receivable	(1.6)	(79.1)
Trade accounts payable	(1.4)	9.2
Related party payables	76.5	—
Other assets	14.6	4.9
Other liabilities	(3.7)	(8.7)
Net cash provided by operating activities	$253.6	$111.8

Cash Flows from Investing Activities
Additions to newbuildings and rigs	$(49.3)	$(89.0)
Net cash used in investing activities	$(49.3)	$(89.0)

Cash Flows from Financing Activities
Proceeds from long term debt related party	109.5	—
Repayments of debt	(229.0)	(137.9)
Proceeds from related party loans	119.6	—
Cash Distributions	(107.8)	—
Distribution to Seadrill Limited for the acquisition of Tender rig T-15	(76.1)	—
Owner’s funding received	31.8	119.5
Net cash used in financing activities	$(152.0)	$(18.4)

Net increase/(decrease) in cash and cash equivalents	52.3	4.4
Cash and cash equivalents at beginning of the period	19.5	15.3
Cash and cash equivalents at the end of period	$71.8	$19.7

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	$28.4	$14.7
Taxes paid	$15.2	$4.9
See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

Seadrill Partners LLC
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF CHANGES MEMBERS’ CAPITAL/OWNER’S AND DROPDOWN COMPANIES EQUITY
for the nine months ended September 30, 2013 and 2012
(In US$ millions, except per unit amounts)

			Members' Capital			Total before Non-Controlling interest	Non-Controlling interest	Total Members’ Capital/Owner's Equity
	Dropdown Companies' Equity	Owner’s Equity	Common Units	Subordinated Unit	Seadrill Member

Combined balance as at December 31, 2011	$22.2	$793.0	—	—	—	$815.2	—	$815.2

Combined carve-out net income (January 1 to September 30)	(1.6)	135.4	—	—	—	133.8	—	133.8
Movement in invested equity	21.9	110.6	—	—	—	132.5	—	132.5
Combined balance as at September 30, 2012	$42.5	$1,039.0	—	—	—	$1,081.5	—	$1,081.5

Consolidated Balance at December 31, 2012	$8.7	—	$208.2	$89.6	—	$306.5	$677.1	$983.6
Elimination of dropdown equity	(8.7)	—	—	—	—	(8.7)	—	(8.7)
Allocation of net assets acquired (2)		—	(45.7)	(30.4)	—	(76.1)	—	(76.1)
Forgiveness of related party payables	—	—	24.3	16.2	—	40.5	—	40.5
Net income (1)	—	—	33.7	22.4	—	56.1	127.0	183.1
Cash Distributions paid	—	—	(27.2)	(18.1)	—	(45.3)	(62.5)	(107.8)
Consolidated Balance as at September 30, 2013	—	—	$193.3	$79.7	—	$273.0	$741.6	$1,014.6

(1) The Dropdown Companies’ net loss from January 1 to May 17, 2013 (pre-dropdown) amounted to $1.6 million. The post acquisition net profit (from May 18, 2013 to June 30, 2013) relating to the T-15 in the quarter ended June 30, 2013 was $0.3 million.

(2) The excess of the purchase consideration of $210.0 million over the $133.9 million book value of assets acquired has been accounted for as an equity distribution of $76.1 million to Seadrill Ltd. in accordance with the accounting rules for reorganization of entities under common control. Refer to Note 1.

See accompanying notes that are an integral part of these Consolidated and Combined Carve-Out Financial Statements.

Seadrill Partners LLC
NOTES TO CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS
(Unaudited)

Note 1 - General information
Background and Formation

On June 28, 2012, Seadrill Limited (“Seadrill” or the “Parent”) formed Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “our,” “we,” “us”) under the laws of the Republic of the Marshall Islands as part of its strategy for the Company to acquire, in connection with the Company’s proposed initial public offering of its common units (the “IPO”), a 30% limited partner interest and non-economic general partner interest in Seadrill Operating LP, a Marshall Islands limited partnership and a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, a Marshall Islands limited liability company.

On October 24, 2012, Seadrill and its subsidiaries transferred (i) Seadrill Operating LP, (a) a 100% interest in the entities that own and operate the West Aquarius and the West Vencedor, and (b) an approximate 56% interest in the entity that owns and operates the West Capella and (ii) Seadrill Capricorn Holdings LLC, a 100% interest in the entities that own and operate the West Capricorn, which we collectively refer to as “OPCO’s Initial Fleet.”

On October 24, 2012 the Company completed its IPO of 10,062,500 common units representing limited liability company interests in the Company (including 1,312,500 common units issued in connection with the exercise of the over-allotment option). The Company is listed on the New York stock exchange (“NYSE”) under the symbol “SDLP”. Upon completion of the offering, Seadrill owned 14,752,525 common units and 16,543,350 subordinated units which represent approximately 75.7% of the limited liability company interests in Seadrill Partners. Seadrill Partners’ only cash generating assets are its ownership interest in Seadrill Operating LP and Seadrill Capricorn Holdings LLC. Our initial fleet consisted of two ultra-deepwater semi-submersible rigs (the West Aquarius and the West Capricorn), one ultra-deepwater drillship (the West Capella), and one semi-tender rig (the West Vencedor), all of which operate under long-term contracts.

On May 17, 2013, our wholly owned subsidiary, Seadrill Partners Operating LLC, acquired from Seadrill a 100% ownership interests in the entities that own and operate the tender rig T-15. This transaction was deemed to be a reorganization of entities under common control. As a result, the Company’s financial statements have been retroactively adjusted in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) as if Seadrill Partners had acquired the entities that own and operate the T-15 for the entire period that the entities have been under the common control of Seadrill Limited.
Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Basis of consolidation and presentation

The unaudited interim consolidated and combined carve-out financial statements are presented in accordance with US GAAP. The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim consolidated and combined carve-out financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our retroactively adjusted annual Consolidated and Combined Carve-Out Financial Statements as at December 31, 2012 included in the Amended 6-K (our “audited 2012 financial statements”). The year-end balance sheet data was derived from our audited 2012 financial statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included.

As of October 24, 2012, the financial statements of Seadrill Partners LLC (“the Company”) as a separate legal entity are presented on a consolidated basis. For periods prior to October 24, 2012, the results of operations and balance sheet have been carved out of the consolidated financial statements of Seadrill Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Company’s interests in the four rigs in OPCO’s Initial Fleet. Accordingly, the unaudited historical combined carve-out interim financial statements prior to October 24, 2012 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 1 of the retroactively adjusted audited consolidated and combined carve-out financial statements for the year ended December 31, 2012 filed as an exhibit to the Amended 6-K/A with the SEC. These allocated costs have been accounted for as an equity contribution in the combined consolidated balance sheets.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2012, unless otherwise included in these unaudited interim financial statements as separate disclosures.

Business combinations between entities under common control

Reorganization of entities under common control is accounted for similar to the pooling of interests method of accounting.  Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination.  The excess of the proceeds paid, if any, over the historical cost of the combining entity is accounted for as a change in equity.  In addition re-organization of entities under common control is accounted for as if the transfer occurred from the date that both the combining entity and combined entity were both under the common control of Seadrill.  Therefore, the Company’s financial statements prior to the date the interests in the combining entity were actually acquired are retroactively adjusted to include the results of the combined entities during the periods it was under common control of Seadrill.

Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards

Accounting Standards Update (“ASU”) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities - Effective January 1, 2013, we adopted the accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments.  The update requires disclosures to present both gross information and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement.  The update is effective for interim and annual periods beginning on or after January 1, 2013.  The adoption did not have an effect on our interim consolidated financial statements.

Note 3 - Segment information

Operating segments

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s revenues by customer for the nine months ended September 30, 2013, and 2012 are follows:

Contract revenue split by customer

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

ExxonMobil	14%	20%	25%	34%
Total	34%	37%	32%	38%
Chevron	21%	14%	16%	16%
BP	31%	29%	27%	12%
Total	100%	100%	100%	100%

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Nigeria	$49.8	$54.4	$157.0	$165.3
China	—	—	—	80.1
Angola	22.7	22.9	65.6	66.2
Vietnam	—	—	—	32.3
Canada	23.4	28.3	124.3	28.3
United States	49.5	41.8	131.5	49.1
Thailand	10.8	—	10.8	0.0
Other	8.5	7.6	8.5	8.7
Total	$164.7	$155.0	$497.7	$430.0

Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

As of September 30, 2013 and December 31, 2012 the drilling rigs were located as follows:

Fixed Assets – Drilling units

(In US$ millions)	September 30, 2013	December 31, 2012

Nigeria	$539.9	$553.9
Angola	185.9	194.3
Canada	538.0	545.7
United States	794.7	809.1
Thailand	138.2	—
Total	$2,196.7	$2,103.0

Note 4 – Taxation
Income taxes consist of the following:

(In US$ millions)	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Current tax expense:	$	$	$	$
United Kingdom	—	—	—	—
Angola	1.2	1.7	3.3	3.9
Canada	(1.7)	0.9	—	0.1
China	—	1.8	—	7.2
Hungary	0.4	0.6	1.0	0.6
Nigeria	3.1	3.2	9.3	9.5
Norway	—	2.5	—	5.1
United States of America	(0.7)	—	0.8	—
Other	0.6	—	0.8	—
Total current tax expense	2.9	10.7	15.2	26.4

Deferred tax expense:
Angola	0.1	0.1	0.2	0.2
Canada	(2.4)	—	(2.5)	—
Nigeria	—	—	—	—
United States of America	0.7	—	0.4	—
Total income tax expense	$1.3	$10.8	$13.3	$26.6

Seadrill Partners is tax resident in the United Kingdom. Our controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of our controlled affiliates operate in the United Kingdom and therefore we are not subject to U.K. tax. Subject to changes in the jurisdictions in which our drilling rigs operate and/or owned, differences in levels of income and changes in tax laws, our effective income tax rate may vary substantially from one reporting period to another. Our effective income tax rate for each of the three and nine month periods ended September 30, 2013 and 2012 are as follows:

Effective tax rate

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

United Kingdom statutory income tax rate	23.2%	24.5%	23.2%	24.5%
Effect of other tax jurisdictions	(20.4)%	(24.5)%	(16.4)%	2.4%
Effective income tax rate	2.8%	0.0%	6.8%	26.9%

Deferred taxes

The net deferred tax assets consist of the following:

(In US$ millions)	September 30, 2013	December 31, 2012

Net operating loss	$2.4	$—
Deferred mobilization revenue	0.1	0.6
Total deferred tax assets	$2.5	$0.6

We have no net deferred tax liabilities as of September 30, 2013 and December 31, 2012.

Note 5 – Acquisition of entities under common control
On May 17, 2013 the Company acquired a 100% interest in the companies that own and operate the tender rig T-15 from Seadrill. The purchase consideration was US$210 million. As part of the transaction the Company entered into a new related party loan agreement with Seadrill relating to its existing $440 million credit facility, corresponding to the $100.5 million tranche relating to the T-15. In addition the Company entered into a new related party loan agreement with Seadrill for $109.5 million. Refer to Note 8.

The acquisition has been accounted for as a transaction between entities under common control. The net assets acquired are recorded at the historic book value of Seadrill. The excess of the purchase price over the book value of net assets acquired of $76.1 million has been recorded as a reduction of equity, as set forth in the table below: The details of the transaction are as follows:

(In US$ millions)
Purchase price	$210.0
Rig historic book value	133.9
Total value of net assets acquired	(133.9)
Excess amount recorded as a reduction of equity	$76.1

Note 6 – Newbuildings

(In US$ millions)	September 30, 2013	December 31, 2012

Opening balance at the beginning of the period	$112.0	$788.9
Additions	17.3	131.7
Capitalized interest and loan related costs	2.1	13.0
Re-classified as drilling units	(131.4)	(821.6)
Closing balance at the end of the period	—	$112.0

December 31, 2012 newbuildings have been retroactively adjusted for the impact of the acquisition of the tender rig T-15 to include $24.4 million in the opening balance, $87.5 million of additions, and $0.1 million capitalized interest.

During the period the T-15 has been reclassified from Newbuildings to Drilling Units, which commenced operations in July 2013.

Note 7 – Drilling units

(In US$ millions)	September 30, 2013	December 31, 2012

Cost	$2,458.3	$2,297.0
Accumulated depreciation	(261.6)	(194.0)
Net book value	$2,196.7	$2,103.0

The depreciation expense was $67.6 million and $52.9 million for the nine months ended September 30, 2013 and 2012, respectively and $23.7 million and $22.0 million for the three months ended September 30, 2013 and 2012, respectively.

Note 8 – Long-term interest bearing debt and interest expenses
For each of the Rig Financing Agreements, the Company has entered into loan agreements with Seadrill, and these related party loan agreements are classified as related party transactions, under which the Company makes principal and interest payments directly to Seadrill, corresponding to that proportion of the loan relating to the West Capella, West Aquarius, West Vencedor, West Capricorn, and the T-15.

As of September 30, 2013 and December 31, 2012, the Company had the following amounts outstanding under credit facilities:

(In US$ millions)	September 30, 2013	December 31, 2012

Credit facilities:
US$1,500 facility (June 2014)	$463.5	$572.6
US$1,200 facility (June 2015)	94.6	111.1
US$109.5 vendor financing facility (May 2016)	109.5	—
US$550 facility (December 2016)	453.8	508.5
US$440 facility (December 2017)	95.5	100.5
Total interest bearing debt	$1,216.9	$1,292.7

Less: current portion	(545.1)	(235.6)
Long-term portion of interest bearing debt	$671.8	$1,057.1

The December 31, 2012 balance has been retroactively adjusted for the impact of the acquisition of the tender rig T-15 to include the $100.5 million in the opening balance on the $440 million credit facility. As at December 31, 2012 the short term portion of this facility was $10.1 million.

The outstanding debt as of September 30, 2013 is repayable as follows:

(In US$ millions)	As at September 30,
Twelve months ended September 30, 2014	$545.1
Twelve months ended September 30, 2015	143.2
Twelve months ended September 30, 2016	174.6
Twelve months ended September 30, 2017	298.7
Twelve months ended September 30, 2018 and thereafter	55.3
Total interest bearing debt	$1,216.9

On May 17, 2013, as part of the acquisition of the T-15 tender rig, the Company assumed the associated outstanding debt of $100.5 million on a back to back basis with Seadrill. This is part of the existing $440 million facility that Seadrill has entered into with a syndicate of banks. The facility bears interest of 3 month LIBOR plus a margin of 3.25% and matures in December 2017.

In addition, on May 17, 2013, a further $109.5 million was borrowed as vendor financing from Seadrill. The facility bears interest of LIBOR plus a margin of 5.00% and matures in May 2016.

Note 9 – Risk management and financial instruments
The majority of our gross earnings from rigs and vessels are receivable in US dollars and the majority of our other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in a number of countries worldwide and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, primarily relative to the US dollar. The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations will have a negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

Interest rate swap agreements not qualified for hedge accounting

At September 30, 2013 we had interest rate swap agreements with an outstanding principal of $1,126.3 million (December 31, 2012: $1,128.0 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the Consolidated and Combined Carve-out Statement of Operations under "gain/(loss) on derivative financial instruments". The total fair value of the interest rate swaps outstanding at September 30, 2013 amounted to an asset of US$30.7 million (December 31, 2012: a liability of $5.9 million). The fair value of the interest rate swaps are classified as Amounts due from related parties (Related party payables) in the balance sheet. The gain recognized for the nine months to September 30, 2013 was $23.1 million (nine months to September 30, 2012: loss of $12.7 million.

The Company’s interest rate swap agreements as at September 30, 2013, were as follows:

Outstanding principal		Receive rate	Pay rate	Length of contract
(In US$ millions)
$254.6	*	3 month LIBOR	1.11%	Oct 2012 – Dec 2019
$254.6	*	3 month LIBOR	1.38%	Oct 2012 – Dec 2022
$100.0		3 month LIBOR	1.36%	Oct 2012 – Oct 2019
$221.6	*	3 month LIBOR	0.74%	Nov 2012 – Nov 2017
$200.0		3 month LIBOR	1.36%	Oct 2012 – Oct 2019
$95.5	*	3 month LIBOR	1.11%	May 2013 – Jun 2020

*The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans

The counterparty to the above agreements is Seadrill.

Credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by counterparties. The Company considers the counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at September 30, 2013 and December 31, 2012 were as follows:

	September 30, 2013		December 31, 2012
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	$71.8	$71.8	$19.5	$19.5
Revolving credit facility	75.9	75.9	—	—
Current portion of long term debt to related party	545.1	545.1	235.6	235.6
Long-term portion of interest bearing debt to related party	671.8	671.8	1,057.1	1,057.1

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair values of the revolving credit facility and the current and long-term portions of floating rate debt are estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. We have categorized at level 2 on the fair value measurement hierarchy.

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	September 30, 2013	(Level 1)	(Level 2)	(Level 3)
Assets:
Derivative instruments – Interest rate swap contracts	$30.7	—	$30.7	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Derivative instruments – Interest rate swap contracts	$5.9	—	$5.9	—

Accounting Standards Codification (“ASC”) Topic 820 Fair Value Measurement and Disclosures emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of September 30, 2013.

Retained risk

a) Physical Damage Insurance

Seadrill purchases hull and machinery insurance to cover for physical damage to its drilling rigs and charges us for the cost related to OPCO’s fleet.

We retain the risk for the deductibles relating to physical damage insurance on OPCO’s fleet. The deductible is currently a maximum of $5 million per occurrence.

b) Loss of Hire Insurance

Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling rigs, where such damage is covered under the Seadrill’s physical damage insurance, and charges us for the cost related to OPCO’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which OPCO is compensated for loss of revenue are limited to between 210 and 290. OPCO retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy. Based on an overall risk assessment in 2011, Seadrill Management decided not to purchase loss of hire insurance for the tender barge T-15. This means that if the T-15 is wholly or partially deprived of income as a consequence of damage, the loss of income will not be compensated by insurance.

(c) Protection and Indemnity Insurance

For OPCO’s fleet, Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling rigs to cover claims of up to $250 million per event and in the aggregate for the West Vencedor and T-15 and up to $500 million per event and in the aggregate for each of the West Aquarius , the West Capricorn and the West Capella.

OPCO retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

In the nine months ended September 30, 2013 and 2012, 25% and 43% of the Company’s contract revenues were received from ExxonMobil Corporation (“Exxon”), 32% and 39% respectively, from Total S.A. (“Total”), 16% and 16% respectively from Chevron Corporation (“Chevron”), and 27% and 2% respectively, from British Petroleum (“BP”).
Note 10 – Related party transactions
Seadrill has charged the Company for the provision of technical and commercial management of the drilling rigs, as well as, a share of Seadrill’s general and administrative costs. Amounts charged to the Company for the three months ended September 30, 2013 and 2012 were $37.9 million and $30.0 million respectively, and for nine months ended September 30, 2013 and 2012 were $66.3 million and $85.5 million respectively.

Net expenses (income) from related parties:

(In US$ millions)	Three months ended September 30,		Nine months ended September 30, 2013
	2013	2012	2013	2012

Management and administrative fees (a) and (b)	$8.5	$5.6	$21.2	$18.1
Rig operating costs (c)	4.1	4.0	14.1	15.4
Insurance premiums (d)	2.4	2.5	6.4	9.2
Interest expense (e)	11.1	15.3	35.3	30.1
Commitment fee (f)	1.2	—	3.6	—
Derivative (gains) / losses (e)	5.5	2.2	(23.1)	12.7
Bareboat charters (h)	1.5	—	5.5	—
Other revenues due to West Polaris (i)	(0.1)	8.5	(5.4)	—
Operating expenses for West Polaris (i)	0.1	(8.1)	5.1	—
Contract and other revenues due to T-16 (j)	(3.7)	—	(3.7)	—
Operating expenses for T-16 (j)	7.3	—	7.3	—
Total	$37.9	$30.0	$66.3	$85.5

Receivables (payables) from related parties:

(In US$ millions)	September 30, 2013	December 31, 2012

Trading balances due from Seadrill and subsidiaries (k)	$49.2	$39.6
Trading balances due to Seadrill and subsidiaries (k)	177.6	122.2
Revolving credit facility with Seadrill (f)	75.9	—
Rig financing agreements with Seadrill (g)	1,216.9	1,292.7
(a) Management and administrative service agreement – the Company entered into a management and administrative services agreement with Seadrill Management, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management will provide to the Company certain management and administrative services. The services provided by Seadrill Management are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by provided 90 days written notice.
(b) Technical and administrative service agreement – the Company entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c) Rig operating costs – relates to rig operating costs charged by the Angolan service company for West Vencedor.
(d) Insurance premiums – the Company’s drilling rigs are insured by a Seadrill Group company and the insurance premiums incurred are recharged to the Company.
(e) Interest expense and loss on derivatives - prior to entering the Rig Financing agreements these costs were allocated to the Company from Seadrill Ltd based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing agreements with Seadrill Limited, the costs and expenses have been incurred by the Company.
(f) $300 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance.
(g) Rig financing agreement – In September 2012, each of the rig owning subsidiaries of the Company, entered into related party loan agreements with Seadrill in the amount of approximately $522.5 million, $115.2 million, $304.6 million and 295.3 million corresponding to the aggregate principal amount outstanding under the rig facilities allocable to the West Capricorn, the West Vencedor, the West Aquarius and the West Capella, respectively. On May 17, 2013, the Company entered into a new related party loan agreement with Seadrill relating to the T-15 for $100.5 million tranche of Seadrill’s existing $440 million facility. Under the agreement each rig owning subsidiary makes payments of principal and interest directly to Seadrill under each Rig Facility, corresponding to payments of principal and interest due under each Rig Facility that are allocable to the West Capricorn, the West Vencedor, the West Aquarius, the West Capella and the T-15. Refer to Note 8 for more information. The December 31, 2012 balance has been retroactively adjusted to include the impact of the T-15.
(h) Bareboat Charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of OPCO, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of OPCO, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For the three and nine months ended September 30, 2013, the net effect to OPCO of the bareboat charters is an expense of $1.5 million and $5.5 million respectively.
(i) Other revenues and expenses – We earned other revenues within our Nigerian service company of $0.1 million and $5.4 million for the three and nine months ended September 30, 2013 respectively and $8.5 million and $0.0 million for the three and nine months ended September 30, 2012 relating to certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Polaris drilling rig that was operating in Nigeria during that period. Related operating expenses were $0.1 million and $5.1 million for the three and nine months ended September 30, 2013, respectively and $8.1 million and $0.0 million for the three and nine months ended September 30, 2012 respectively.
(j) Contract revenues and expenses – In connection with our acquisition of the entities that own and operate the T-15 tender rig, we also obtained control of the entity that is contracted to operate the T-16 tender rig. As part of the T-15 acquisition agreement, the revenues and expenses relating to the T-16 are recharged back to Seadrill Limited. During the nine months ended September 30, 2013, we earned contract revenues within our operating company Seadrill International Limited of $3.7 million for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012: $0.0 million) relating to the T-16. Related operating expenses were $7.3 million (three and nine months ended September 30, 2012: $0.0 million). These amounts were recharged to Seadrill and the net impact to the Company was no impact to the statement of operations and a net related party receivable of $3.6 million as at September 30, 2013.

(k) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest and interest rate swap agreements. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business.
T-15 Loan Agreement
On May 17, 2013, Seadrill Partners Operating LLC entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15 (the “T-15 loan agreement”). The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.
Amendment to Contribution and Sale Agreement
As of September 30, 2013, the Company and certain of its subsidiaries entered into an agreement with Seadrill and certain of its subsidiaries to amend the Contribution and Sale Agreement that was entered into with Seadrill at the time of the IPO in October 2012 to convert certain intercompany payables to equity. Pursuant to that amendment, as of September 30, 2013, our accounts and those of Seadrill were adjusted to reflect a net capital contribution in the amount of $20.0 million by Seadrill to Seadrill Operating LP and a net capital contribution in the amount of $20.5 million by Seadrill to Seadrill Capricorn Holdings LLC. No additional units were issued to Seadrill in connection with either of these contributions.
Purchase option
Under the omnibus agreement signed on October 24, 2012, the Company had the right to purchase the T-16 tender rig from Seadrill at the purchase price to be agreed between Seadrill and the Company, at any time within 24 months after the acceptance by its charterers. On October 18, 2013 the Company completed this acquisition. See Note 13.
Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.
Environmental and other indemnifications
Under the Omnibus Agreement, Seadrill has agreed to indemnify the Company for a period of 5 years after the IPO against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $10 million.
In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within 3 years after the closing of the IPO on October 24, 2012.
Note 11 – Commitments and contingencies
Legal Proceedings

At September 30, 2013, the Company was not party to any litigation.

Pledged Assets

The book value of assets pledged under mortgage and overdraft facilities at September 30, 2013 was $2,196.7 million (December 31, 2012: $2,098.1 million)

Purchase Commitments

At September 30, 2013, the Company had no contractual purchase commitments.

Guarantees

At September 30, 2013, the Company had issued the following guarantees in favor of third parties:

•	Guarantees issued in favor of banks in relation to customs in Nigeria (West Capella) for $157.4 million

•	Guarantees to Exxon (West Aquarius ) for $180 million and Total (West Capella) for $250 million in relation to Seadrill's formal contract holder's performance under the respective drilling contracts

Note 12 - Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below

(In US$ millions,except per unit amounts)	Three months ended September 30, 2013	Nine months ended September 30, 2013

Net income attributable to Seadrill Partners LLC	$14.2	$56.1
Less: distributions paid (1)	19.1	52.4
(Over)/Undistributed earnings	(4.9)	3.7

Net income attributable to:
Common unitholders	12.0	34.2
Subordinated unitholders	2.2	21.9
Incentive distribution rights	—	—
	14.2	56.1

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	24,815	24,815
Subordinated unitholders	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.48	$1.38
Subordinated unitholders	$0.13	$1.32

Cash distributions declared and paid in the period per unit (2):	0.4175	0.4175
Subsequent event: Cash distributions declared and paid per unit relating to the period (3):	0.4275	0.4275

(1)	This refers to distributions paid or to be paid in relation to the period irrespective of the declaration and payment dates and based on the number of units as of the record date.

(2)	Refers to cash distribution declared and paid during the period.

(3)	Refers to cash distribution declared and paid subsequent to the period end.

Earnings per unit information has not been presented for any period prior to the Company’s IPO as the information is not comparable due to the change in the Company’s structure and the basis of preparation of the financial statements as described in Note 1.

As of September 30, 2013 and December 31, 2012, of the Company's total number of units outstanding, 24.3% were held by the public and the remaining units were held by Seadrill.

Earnings per unit are determined by adjusting net income for the period by distributions made or to be made in relation to the period. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period.

The common unitholders' and subordinated unitholder's interests in net income are calculated as if all net income was distributed according to the terms of the Company's First Amended and Restated Operating Agreement ("Operating Agreement"), regardless of whether those earnings would or could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Company's board of directors to provide for the proper conduct of the Company's business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains (losses) on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis and is made in the following manner, during the subordination period:

First, to the common unitholders, pro rata, until the Company distributes for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

Second, to the common unitholders, pro rata, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

Third, to the holders of subordinated units, pro rata, until each subordinated unit has received a minimum quarterly distribution for that quarter;

After the Company has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution and the Company has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

Then, the Company will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders, until each unitholder receives a total of $0.4456 per unit for that quarter (the "first target distribution");

•
second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the "second target distribution");

•
third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the "third target distribution"); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that the Company does not issue additional classes of equity securities.

Note 13 – Subsequent Events
On October 10, 2013 the Company reached a settlement agreement for non-payment during the recent mobilization period in regards to the West Aquarius rig. This agreement was reached in principal as of the balance sheet date and has been treated as a type 1 subsequent event. The impact of this settlement agreement has been reflected in our results for the three months and nine months ended September 30, 2013. The amount of $22.1 million excluding relevant taxes has resulted as a reduction in revenues and accounts receivables. On November 27, 2013 the company signed an agreement with Exxon Mobil for an 18 month extension of the West Aquarius.
On October 18, 2013 the Company completed the transaction to acquire the company that owns the T-16 tender rig from Seadrill Limited for a total purchase price of $200 million. The acquisition consisted of assumption of debt through a back to back arrangement with Seadrill Limited for $93 million which is equivalent to the amount of debt outstanding under the credit facility secured by the T-16. The Company issued $107 million in unregistered common units (3,310,622 common units) to Seadrill Limited as consideration for the purchase. This transaction is to be treated as a business combination between entities under common control for accounting purposes.
On November 14, 2013 the Company paid a quarterly cash distribution with respect to the quarter ended September 30, 2013 of $0.4275 per unit.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

101
The following financial information from Seadrill Partners LLC’s Report on Form 6-K for the nine months ended September 30, 2013 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Operations for the nine months ended September 30, 2013 and 2012;

(ii) Unaudited Condensed Consolidated and Combined Carve-Out Balance Sheets as of September 30, 2013 and December 31, 2012;

(iii) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Cash Flows for the nine months ended September 30, 2013 and 2012;

(iv) Unaudited Condensed Consolidated and Combined Carve-Out Statements of Changes in Members’ Capital/Owners’ and Dropdown Companies' Equity for the nine months ended September 30, 2013 and 2012; and

(v) Notes to the Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL PARTNERS LLC

Date: November 29, 2013

By:	/s/ Graham Robjohns
Name: Graham Robjohns Title: Chief Executive Officer